UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 3, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 3, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - March 2018

Mumbai, April 3, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for March 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2017	MAR 2018	MAR 2017	MAR 2018	MAR 2017	MAR 2018
Micro	NANO	343	31	174	29	118	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	11442	11879	12858	12484	105	115
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	45	0
UV1	SUMO, NEXON	1182	5960	1021	5214	31	128
UV2	SAFARI, SUMO GRANDE, MOVUS	449	759	440	1135	14	27
UV3	ARIA, HEXA	900	769	940	1404	0	0
V1	VENTURE	5	0	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1360	294	1660	2704	5	92
N1- A1	ACE, ACE EX, ACE Zip	10073	14939	8708	14286	1683	1177
N1- A2	Super ACE, TATA207, XENON, Winger DV	4109	4824	4083	5178	692	1052
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	200	333	131	384	0	28
M2- A2	Winger 14 seats, SFC407, CityRide	252	239	227	602	45	78
N2- A1	SFC407, LPT407	1175	1067	1557	2494	124	187
N2- A2	SFC709, LPT709	942	1595	241	580	93	240
N2- A3	LPT9109	689	864	377	1312	260	477
N2- A4	LPT1109	419	461	740	1351	161	377
M3- A2	LP709, SFC410, LP410	1092	1418	1621	1690	284	524
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	716	707	1219	1008	270	241
M3- C2	LPO1512, LPO1612, Starbus, Divo	560	438	1408	699	316	404
N3- A1	LPT1613, LPK1616, SK1613	3722	3388	2694	2033	1201	1032
N3- B1(a)	LPT2518, LPK2518	2203	3018	3520	3985	275	354
N3- B1(b)	LPT3118	4444	7869	4230	7269	1	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	422	1287	422	4	80
N3-B2(d)	LPS4018, LPS4023	1552	1364	2041	1321	108	95
N3- B2(e)	LPS4928	483	1857	132	1856	1	5

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.